June 3, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amy Geddes

Theresa Brillant

Re:	DoorDash, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-39759

Dear Ms. Geddes and Ms. Brillant:

On behalf of our client, DoorDash, Inc. (“DoorDash” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 19, 2022, relating to the above referenced Form 10-K filed with the Commission on March 1, 2022 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

June 3, 2022

Form 10-K for the Year Ended December 31, 2021

Key Business and Non-GAAP Metrics, page 66

1.

Please revise your presentation to present the most comparable GAAP measures for Contribution Profit and Adjusted EBITDA with equal or greater prominence in both your table and your discussion presented here. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company will present any Non-GAAP financial measures along with the most directly comparable GAAP measures with equal or greater prominence consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 72

2.

We note that all of your Non-GAAP measures presented here, except for Adjusted EBITDA, include an adjustment for “Allocated Overhead.” Overhead appears to include normal, recurring, cash operating expenses necessary to operate your business. Please tell us why you believe these adjustments are permitted under Rule 100(b) of Regulation G. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Measures.

The Company respectfully advises the Staff that, prior to preparing and including any non-GAAP measures in its Form 10-K, it reviewed the requirements of Rule 100(b) of Regulation G and the guidance in the Compliance and Disclosure Interpretations, including Question 100.01. The Company has further reviewed the rule and related guidance, and based upon such review, does not believe that the adjustments for allocated overhead violate Rule 100(b) of Regulation G. The non-GAAP financial measures that adjust for allocated overhead, when considered with the information and other accompanying discussion of the Company’s GAAP and non-GAAP financial measures, do not contain an untrue statement of a material fact nor omit a material fact necessary in order to make the presentation of its non-GAAP financial measures, in light of the circumstances in which they are presented, not misleading.

As described in the Form 10-K, allocated overhead is determined based on an allocation of shared costs, such as facilities (including rent and utilities) and information technology costs, among all departments based on employee headcount. These costs tend to be fixed in nature and are not directly impacted by Total Orders or revenue. While allocated overhead is excluded from adjusted cost of revenue, adjusted sales and marketing expense, and adjusted research and development expense, all such excluded allocated overhead amounts have been included in adjusted general and administrative expense, in addition to any amounts that would otherwise be included in general and administrative expense. The purpose of these adjustments is to shift allocated overhead, which, as noted, is generally a fixed cost, to a category of operating expense that is also typically fixed in nature and does not tend to be sensitive to changes in Total Orders or revenue. Further, it permits investors to evaluate shared costs, such as facilities, which are incurred by the Company in the aggregate, on an aggregate basis and not divided among functions in a way that may vary from period to period. The Company believes that this presentation appropriately represents, and is more meaningful to an investor’s understanding of, the Company’s business and performance, particularly its unit economics and its fixed costs.

Securities and Exchange Commission

June 3, 2022

The Company further advises the Staff that it presents adjusted cost of revenue, adjusted sales and marketing expense, and adjusted research and development expense excluding allocated overhead because it believes that such presentation provides investors with important insights into the Company’s performance and provides comparability of the Company’s variable costs over various periods. As allocated overhead is not directly impacted by changes in Total Orders or revenue, excluding it from the foregoing non-GAAP measures enables investors to better understand the relationship of changes in Total Orders and revenue on the Company’s cost structure, and thereby provides investors with further insight on the unit economics of the Company’s business. Additionally, separating out allocated overhead provides investors with incremental clarity on such fixed costs. Therefore, the Company believes that it is appropriate to exclude allocated overhead in the determinations of the foregoing non-GAAP measures as changes to allocated overhead are not necessarily reflective of the Company’s unit economics. Further, the Company believes that providing these non-GAAP financial measures with adjustments for allocated overhead enhances its overall financial disclosure and provides context within which its GAAP financial information should be analyzed.

The Company further submits that its treatment of allocated overhead in its presentation of non-GAAP measures in the Form 10-K is reflective of how management views and operates the Company’s business. The Company’s management focuses on how variable costs, Total Orders, and revenue vary from period to period, and the relationship between its variable costs, Total Orders, and revenue, and has presented these adjustments to allocated overhead to enable investors to see the Company’s business through management’s eyes.

Lastly, the Company further notes for the Staff that the amounts of allocated overhead excluded from adjusted cost of revenue, adjusted sales and marketing expense, and adjusted research and development expense and added to adjusted general and administrative expense have historically not been material, either individually or in the aggregate. For example, in the year ended December 31, 2021, allocated overhead represented:

•	$25 million, or approximately 1% of cost of revenue;

•	$14 million, or less than 1% of sales and marketing expense;

•	$13 million, or approximately 3% of research and development expense; and

•	$11 million, or approximately 1% of general and administrative expense.

For all of the foregoing reasons, the Company believes that certain non-GAAP financial measures that adjust for allocated overhead are useful to investors, provide meaningful additional disclosure for investors, and are permitted under Rule 100(b) of Regulation G.

*****

Securities and Exchange Commission

June 3, 2022

Please direct any questions regarding the Company’s responses or the Form 10-K to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Tony Xu, DoorDash, Inc.

Prabir Adarkar, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Gordon Lee, DoorDash, Inc.

Stephanie Gallina, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.